Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF DESIGNATION OF
PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

Digital Brands Group, Inc.

Digital Brands Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies as follows:

1.              That the name of the corporation is Digital Brands Group, Inc.

2.              That a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock ("Certificate of Designation") was filed by the Secretary of State of the State of Delaware on September 29, 2022, and that such Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.              That the inaccuracy or defect of such Certificate of Designation is:

Due to a clerical error, Section 4. Voting Rights was incorrect.

4.              That said Section 4 of the Certificate of Designation hereby is corrected to read as follows:

"Voting Rights. Holders of the Preferred Stock are entitled to vote as a class as expressly provided in this Certificate of Designation and where required pursuant to applicable law (including, without limitation, the DGCL). Holders of the Preferred Stock are also entitled to vote with the holders of shares of Common Stock, voting together as one class, on all matters in which the Holders of the Preferred Stock are permitted to vote with the class of shares of Common Stock pursuant to applicable law (including, without limitation, the DGCL. With respect to any vote with the class of Common Stock, each share of Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of Common Stock into which it is then convertible (subject to the ownership limitations specified in Section 6(d) hereof) using the record date for determining the stockholders of the Company eligible to vote on such matters as the date as of which the Conversion Price is calculated. To the extent that under the DGCL the vote of the holders of the Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the shares of the Preferred Stock, voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the DGCL), voting together in the aggregate and not in separate series unless required under the DGCL, shall constitute the approval of such action by both the class or the series, as applicable. Holders of the Preferred Stock shall be entitled to written notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company’s bylaws and the DGCL."

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction of Certificate of Designation to be duly executed by its authorized officer this 3rd day of October, 2022.

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
John Hilburn Davis IV
CEO

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